EXHIBIT L

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2025

Blackstone Tactical Opportunities Fund - NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund II - NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - I - NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

**Blackstone Tactical Opportunities Fund - S
- NQ L.P.**
By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
_____
Name: Christopher J. James
Title: Authorized Signatory

**Blackstone Tactical Opportunities Fund - C
- NQ L.P.**
By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
_____
Name: Christopher J. James
Title: Authorized Signatory

**Blackstone Tactical Opportunities Fund - L
- NQ L.P.**
By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
_____
Name: Christopher J. James
Title: Authorized Signatory

**Blackstone Tactical Opportunities Fund - O
- NQ L.P.**
By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
_____
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - N - NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James

Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - U - NQ L.L.C.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James

Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund II - C - NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James

Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - T - NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James

Name: Christopher J. James
Title: Authorized Signatory

BTAS NQ Holdings L.L.C.
By: BTAS Associates - NQ L.L.C., its managing member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

/s/ Victoria Portnoy
_____
Name: Victoria Portnoy
Title: Managing Director – Assistant
        Secretary

Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

/s/ Victoria Portnoy
_____
Name: Victoria Portnoy
Title: Managing Director – Assistant
        Secretary

Blackstone Tactical Opportunities Associates - NQ L.L.C.
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
_____
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Holdings II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

/s/ Victoria Portnoy
_____
Name: Victoria Portnoy
Title: Managing Director – Assistant
        Secretary

\

BTAS Associates - NQ L.L.C.
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

/s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director – Assistant Secretary

Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P.
By: BTO-NQ Side-by-Side GP L.L.C., its general partner

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTO Urban Holdings II L.P.
By: Blackstone Tactical Opportunities Associates — NQ L.L.C., its general partner
By: BTOA — NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory